Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

SIXTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AQUINOX PHARMACEUTICALS (USA) INC.

The undersigned hereby certifies that:

1. He is the duly elected and acting President of Aquinox Pharmaceuticals (USA) Inc., a Delaware corporation (the “Corporation”).

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on May 25, 2007. The Sixth Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on March 15, 2013 (the “Restated Certificate”).

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation amends Article First of the Corporation’s Restated Certificate to read in its entirety as follows:

“FIRST: The name of the Corporation is Aquinox Pharmaceuticals, Inc. (the “Corporation”).”

4. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation amends Article Fourth, Section C.5(b)(i) of the Corporation’s Restated Certificate to read in its entirety as follows:

“(i) Each share of Series Preferred Stock shall automatically be converted into that number of shares of Common Stock into which it would convert at that time pursuant to Section C.5(a) immediately upon the date of the closing of a Qualified IPO. A “Qualified IPO” shall mean (A) the sale of shares of Common Stock in an underwritten public offering pursuant to a registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”), (other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or a registration relating solely to an employee benefit plan of the Corporation) that (1) is at a per share public offering price (before underwriters’ discounts and expenses) of at least four (4) times the Original Series C Issue Price (as adjusted for any stock splits, stock dividends, combinations or other similar recapitalizations affecting such shares), (2) is conducted with a lead underwriter satisfactory to Preferred Shareholders by Preferred Shareholder Approval, (3) has aggregate gross proceeds to the Corporation of at least thirty-five million dollars ($35,000,000) and (4) will result in the registration and trading of the Corporation’s Common Stock on The NASDAQ Capital Market, The NASDAQ Global Market, The NASDAQ Global Select Market or the New York Stock Exchange or (B) the sale of shares of Common Stock in an underwritten public offering pursuant to a registration statement under the Securities Act designated by the Preferred Shareholders by Preferred Shareholder Approval as a “Qualified IPO.””

5. The foregoing Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation has been duly adopted by this Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 27th day of January, 2014.

AQUINOX PHARMACEUTICALS, INC.

By:	/s/ David J. Main
David J. Main, President and Chief Executive Officer